Filed Via EDGAR

Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

July 14, 2009

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sun Life (N.Y.) Variable Account D ("Registrant")
Sun Life Insurance and Annuity Company of New York (N.Y.) ("Depositor" or "SLNY")
Registration Statement on Form N-6 ("Registration Statement")
File No. 333-144627

Dear Ms. Marquigny:

Thank you for your recent communication regarding the File referenced above.   This response addresses Staff’s comments (appearing in italics).

1.	The Tandy language needs to provide the same representations previously provided for acceleration for the Staff comment process as well.

The necessary representations appear at the end of this letter.

2.	New York insurance regulator approval is necessary and the Scheduled Increases section of the Supplement needs to describe the benefit as approved by the New York Insurance regulator.

The New York insurance regulator has approved the Scheduled Increases benefit.  The form approved is the same as the form submitted with Post-Effective Amendment No. 6 as Exhibit D(7) on May 20, 2009.

3.
In Section 2 of the Supplement, the second to last sentence must be precise as to when future scheduled increases will be cancelled.  The last sentence in Section 2 of the Supplement needs to be precise regarding when changes to scheduled increase amounts or effective dates would cause future scheduled increases to be cancelled.

The last two sentences in Section 2 have been combined to read:  “If You elect a decrease in the Specified Face Amount or the Supplemental Insurance Face Amount or change the amounts of scheduled increases or the dates those increases take effect, future scheduled increases will be cancelled as of the date of your election or change request.”

Additionally, scheduled increases may also be elected with option C and this revision to the Supplement has been made.

4.	The Legal Opinion exhibit requires editing to delete “and sold as described in the Prospectus” from Item 4.

The Legal Opinion exhibit has been revised to delete “and sold as described in the Prospectus” from Item 4.

The revised supplement is attached as Exhibit A.  A red-lined version of the supplement will be emailed concurrently with this submission so the proposed changes are readily evident.  If there is no objection, we propose submitting the changes within a Section 485(b) filing with immediate effectiveness on August 17, 2009.

In addition to the Tandy representations already on file, Depositor acknowledges and represents that

●
the Depositor and the Registrant are fully responsible for the adequacy and accuracy of the disclosure in the filing, regardless of any comments made by the Staff of the Commission with respect to the disclosure or any changes in the disclosure in response to the Staff’s comments;

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Any comments made by the Staff of the Commission with respect to the disclosure in the filing, or any changes in the disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to any aspect of the filing ; and

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neither the Depositor nor the Registrant may assert, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, any comments made by the Staff of the Commission with respect to the disclosure in the filing or any changes in the disclosure in response to the Staff’s comments.

Should you have any questions regarding this filing, please contact the undersigned at (781) 446-1638.

Respectfully yours,

/Susan J. Lazzo/

Susan J. Lazzo
AVP & Senior Counsel

EXHIBIT A

SUPPLEMENT DATED AUGUST 17, 2009

TO PROSPECTUS DATED MAY 1, 2009

FOR SUN EXECUTIVE VARIABLE UNIVERSAL LIFE INSURANCE,

ISSUED BY SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

SUN LIFE (N.Y.) VARIABLE ACCOUNT D

For Policies with Investment Start Dates on or after August 17, 2009:

I.	The maximum Flat Extra Charge per $1000 of Specified Face Amount and Supplemental Insurance Face Amount is $50.00.

II.	The Supplemental Insurance Face Amount section is revised by the addition of the following paragraph:

Subject to our underwriting rules in effect at the time of request, You may choose to schedule increases in the Supplemental Insurance Face Amount at time of Policy application.  No further evidence of insurability needs to be provided at the time increases are scheduled to go into effect.  Further, no deterioration in the Insured’s health will negatively impact future scheduled increases.  Persons interested in scheduled increases are generally those who are matching their insurance coverage amounts to their income and anticipate annual increases in compensation.  The amounts of scheduled increases and the dates those increases take effect are shown in the Policy Specifications section of the Policy.  You must have elected death benefit option A or C to elect scheduled increases.  If You have elected scheduled increases and change from death benefit option A or C, further scheduled increases will be cancelled as of the date of your change request.  If You elect a decrease in the Specified Face Amount or the Supplemental Insurance Face Amount or change the amounts of scheduled increases or the dates those increases take effect, future scheduled increases will be cancelled as of the date of your election or change request.

For all Policies, You have the option of transferring all Variable Sub-Account value to the Fixed Account and using that value to purchase a guaranteed paid-up benefit.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.